Exhibit 21.1      Subsidiaries of the Registrant

     There are currently no subsidiaries of RFS Bancorp, Inc. (the "Registrant"). Following the conversion of Revere Federal Savings (the "Bank") from a federally chartered mutual savings bank to a federally chartered stock savings bank and the issuance 100% of its capital stock to the Registrant, the Bank will be a wholly-owned subsidiary of the Registrant.